Exhibit 99.1

Announcement

Thursday, 19 March 2026	Woodside Energy Group Ltd ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

APPOINTMENT OF DIRECTOR TO WOODSIDE BOARD

The Woodside Board is pleased to announce the appointment of Mr Mark Cutifani CBE as an independent non-executive Director, effective 19 March 2026.

His appointment further strengthens the Board’s governance capability and experience in overseeing large-scale, capital intensive global businesses.

“We warmly welcome Mark to the Board and look forward to the contribution he will make to the disciplined execution of Woodside’s strategy,” said Woodside Chair Richard Goyder.

“Mark brings extensive global leadership experience, deep operational expertise and a strong record of portfolio optimisation and capital discipline. His experience leading large and complex resource companies through periods of transformation and performance improvements will further strengthen the Board’s oversight of strategy, risk and long-term value creation.”

Mr Cutifani is a highly experienced leader of global resource companies. He served as Chief Executive of Anglo American for more than nine years, during which he oversaw significant restructuring and performance improvements across the group’s global operations. Prior to this, he was Chief Executive Officer of AngloGold Ashanti, where he led a successful turnaround of the business.

His career spans more than four decades in senior executive and operational roles across multiple jurisdictions, including Australia and the United States. Mr Cutifani has recently completed nine years as a non-executive Director of French energy major TotalEnergies SE and chaired its Remuneration Committee. He is also a former Chair of Vale Base Metals Limited.

Mr Cutifani holds a Bachelor of Engineering (Honours) degree from the University of Wollongong and was appointed a Commander of the Order of the British Empire (CBE) in the 2024 UK King’s Honours List for contributions to global mining investment.

Mr Cutifani joins Woodside as an independent non-executive Director and member of the Audit & Risk Committee, the Sustainability Committee and the Nominations & Governance Committee. He will stand for election as a Director at Woodside’s 2026 Annual General Meeting on 23 April 2026.

The Board recommends that shareholders vote in favour of Mr Cutifani’s election. Further details will be set out in the 2026 Notice of Meeting.

INVESTORS	MEDIA

Vanessa Martin M: +61 477 397 961 E: investor@woodside.com	Christine Abbott M: +61 484 112 469 E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.